



05036419

SECURI᠁ ᠁ON

ANNUAL AUDITED REᵤₒₚₜ
FORM X-17A-5
PART III

RECEIVED
FEB 2 3 2005

SEC FILE NUMBER
8- 42448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/04_____ AND ENDING_____12/31/04_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   VANDHAM SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   767 THIRD AVENUE
                                           (No. and Street)

NEW YORK,   **NEW YORK**   **10017**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   FRANK P. CATRINI, TIMOTHY BARBA   **(212) 223-7300**
                                                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   MYER, GREENE & DEGGE
                              (Name – if individual, state last, first, middle name)

   300 N. MIDDLETOWN ROAD, SUITE 8, P.O. BOX 930, PEARL RIVER, NEW YORK 10965
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __FRANK P. CATRINI_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__VANDHAM SECURITIES CORP._____, as
of __DECEMBER 31_____, 20__04__, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

TIMOTHY BARBA
Notary Public, State of New York
No. 01BA4613325
Qualified in Rockland County
Commission Expires July 31, 2007

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VANDHAM SECURITIES CORP.

I N D E X

INDEPENDENT AUDITOR'S REPORT

EXHIBIT A   STATEMENT OF FINANCIAL CONDITION AS OF
                     DECEMBER 31, 2004

Schedule I   Statement of changes in stockholders'
                     equity for the year ended December 31, 2004

EXHIBIT B   STATEMENT OF OPERATIONS FOR THE YEAR ENDED
                     DECEMBER 31, 2004

EXHIBIT C   STATEMENT OF CHANGES IN LIABILITIES
                     SUBORDINATED TO CLAIMS OF GENERAL
                     CREDITORS FOR THE YEAR ENDED DECEMBER 31,
                     2004

EXHIBIT D   STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
                     DECEMBER 31, 2004

FOLIO I - VI   NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL DATA

Schedule 1   Computation of net capital computed under
                     Rule 15c3-1 of the Securities and Exchange
                     Commission

Schedule 2   Computation for determination of reserve
                     requirements for a broker-dealer under Rule
                     15c3-3 of the Securities and Exchange
                     Commission

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930

AMES CULLEN
ENNETH F. KARDASHIAN
ERALD G. WALTERS

300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholders' of
Vandham Securities Corp.

We have audited the accompanying statement of financial condition
of Vandham Securities Corp. as of December 31, 2004 and the
related statements of income, changes in stockholders' equity,
changes in liabilities subordinated to claims of general
creditors and cash flows for the year then ended that you are
filing pursuant to Rule 17a-5 under the Securities Exchange Act
of 1934. These financial statements are the responsibility of
the Company's management. Our responsibility is to express an
opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position,
results of operations and cash flows of Vandham Securities Corp.
as of and for the year ended December 31, 2004, in conformity
with accounting principles generally accepted in the United
States of America.

Our audit was made for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in the supplementary data is presented for purposes of
additional anaylsis and is not a required part of the basic
financial statements, but is supplementary information required
by Rule 17a-5 of the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied
in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

MYER, GREENE & DEGGE

Dated at New York: January 24, 2005

VANDHAM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Notes 1E and 4)	$ 109,686
Cash and cash equivalents segregated under Federal and other regulations (Notes 1E, 2 and 4)	53,191
Receivable from brokers, dealers and clearing organizations (Note 4)	2,392,563
Marketable securities owned, at market value (Notes 1C, 3 and 13)	449,432
Fixed assets - net (Notes 1D and 5)	104,647
Deposits, prepaids and other assets (Note 12)	146,326
TOTAL ASSETS	**$3,255,845**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 664,827
Salaries, wages and compensation payable	532,742
Marketable securities sold, not yet purchased, at market value (Notes 1C, 3 and 13)	87,403
Subordinated borrowings (Note 11)	1,000,000
Deferred lease incentive	43,063
Total Liabilities	2,328,035
Commitments and contingencies (Note 8)	-
Stockholders' equity - Schedule I	927,810
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$3,255,845**

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock (1)		Paid in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2004	160	$13,300	$715,565	$ 271,533	$ 1,000,398
Capital contributions	–	–	–	–	–
Net (Loss)	–	–	–	(72,588)	(72,588)
Dividends Paid	–	–	–	–	–
BALANCE, DECEMBER 31, 2004	160	$13,300	$715,565	$ 198,945	$ 927,810

(1) Class A, no par value, 200 shares authorized, 160 shares issued and outstanding.

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Commissions	$ 13,674,918	84.61
Net gains from principal transactions	2,039,701	12.62
Interest, dividends and other income	447,573	2.77
Total Revenues	16,162,192	100.00
EXPENSES		
Data and research services	7,244,939	44.83
Employee compensation	4,864,705	30.10
Floor brokerage, commissions and clearing fees	1,559,813	9.65
Payroll taxes and fringe benefits	727,860	4.50
Rent and utilities (Note 8)	448,575	2.78
Auto and travel	225,042	1.39
Meals and entertainment	195,622	1.21
Dues, subscriptions, licenses and registrations	194,328	1.20
Telephone	185,939	1.15
Professional fees	182,300	1.13
Moving, storage, repairs and maintenance	79,989	.49
Equipment rental	52,966	.33
Interest	45,943	.28
Depreciation (Note 1D)	43,819	.27
Office supplies and expenses	39,932	.25
Contributions	27,662	.17
Insurance	23,599	.15
Staff training and education	22,367	.14
Postage	13,735	.08
Real estate and sundry taxes	12,461	.08
Advertising	600	-
Profit sharing plan (Note 9)	-	-
Total Expenses	16,192,196	100.18
(LOSS) BEFORE INCOME TAX PROVISION	(30,004)	(.18)
CURRENT INCOME TAX PROVISION (Note 6)	42,584	.27
NET (LOSS)	$(72,588)	(.45)

The accompanying notes are an integral part of the financial statements.

EXHIBIT C

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings, January 1, 2004 $1,000,000

Increases:
  Issuance of subordinated notes   -

Decreases:
  Payment of subordinated notes   -

SUBORDINATED BORROWINGS, DECEMBER 31, 2004 $1,000,000
                                                        =========

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss)		$(72,588)
Adjustments to reconcile net (loss) to cash (applied to) operating activities:		
Depreciation		43,819
Loss on asset abandonment		34,729
Decrease (increase) in operating assets:		
Receivable from brokers, dealers and clearing organizations		1,916,001
Marketable securities owned, at market value		1,792,770
Deposits, prepaids and other assets		(77,247)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(743,992)
Salaries, wages and compensation payable		(298,241)
Income taxes payable		(30,000)
Marketable securities sold, not yet purchased, at market value		(2,747,187)
Deferred lease incentive		(5,579)
Commitments and contigencies		(30,691)
Cash Provided By Operations		$(218,206)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	36,056	
Cash (Applied To) Investing Activities		(36,056)
(DECREASE) IN CASH AND CASH EQUIVALENTS		(254,262)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		417,139
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1E)	$	162,877

CASH PAID DURING THE YEAR FOR:

Interest	$	54,276
Income taxes		68,584

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Vandham Securities Corp. (the Company) was incorporated under the laws of the State of New York on March 16, 1990. The Company was established to engage in all aspects of the securities business including, but not limited to, the buying, selling, trading, underwriting and investment of stocks, bonds, securities and futures of every nature.

B *Revenue:* Transactions for the Company's accounts in securities, short-term money market instruments and the related revenue and expenses are recorded on a trade-date basis. For purposes of determining the realized gain or loss on a sale, the cost of securities sold is based on a first in, first out method, unless shares are otherwise specifically identified. Dividends are recorded on the ex-dividend date and interest income is accrued as earned.

C *Investment In Securities:* Marketable securities are stated at quoted market values; securities not readily marketable are stated at estimated fair value as determined by management. The resulting difference between cost and market is included in income.

D *Fixed Assets:* Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Expenditures that materially increase the life of the related assets are capitalized. Expenditures for maintenance and repairs are charged to operations.

E *Policy of Cash Equivalents:* For purposes of the statement of cash flows, cash equivalents include time deposits, money market funds and all highly liquid debt instruments with original maturities of three months or less.

NOTE 2--CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $53,191 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOTE 3--MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities are stated at quoted market values and are comprised of the following:

	Owned	Sold, Not Yet Purchased
Corporate equity investments	$449,432	$87,403

The Company's security investments are bought or sold short and held principally for the purpose of selling or repurchasing them in the near term and are therefore classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

NOTE 4--CREDIT RISK CONCENTRATION

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

The entire balance of receivables due from brokers, dealers and clearing organizations is attributable to a single clearing organization.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOTE 5--FIXED ASSETS

As at December 31, 2004 fixed assets consisted of the following:

Furniture and fixtures	$ 36,072
Office equipment	200,059
Leasehold improvements	34,652
	270,783
Less: Accumulated depreciation	(166,136)
NET TOTAL	$ 104,647

NOTE 6--INCOME TAXES

The Company's effective income tax rate is different than what would be expected if Federal, state and local statutory rates were applied to income from continuing operations primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes.

NOTE 7--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2004, the Company had net capital, as defined, of $1,656,617, which was $778,117 in excess of its regulatory requirements.

NOTE 8--COMMITMENTS AND CONTINGENCIES

In May 2002, the Company amended their current lease agreement for the rental of their New York City facilities. The new agreement is for a period of ten years ending in September, 2012 at approximately $335,000 per annum plus escalation clauses and less certain rent abatements. The Company is responsible for electricity, maintenance and upkeep of the related property including operating expense and real estate tax escalation clauses.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOTE 8--COMMITMENTS AND CONTINGENCIES (CONT'D)

In February, 2004, the Company entered into an agreement for the rental of their Massachusetts offices. The term of the lease is for the three year period from April 1, 2004 to March 31, 2007. The lease calls for a base rent of $2,030 per month. The Company is also responsible for insurance, utilities and real estate tax and building operating cost escalation clauses.

Minimum future payments under the above agreements for the next five years and thereafter are as follows:

Year	Amount
2005	$ 359,000
2006	359,000
2007	341,000
2008	335,000
2009	335,000
Thereafter	903,000
	$2,632,000

NOTE 9--PROFIT SHARING PLAN

The Company sponsors a profit sharing plan that covers substantially all of its employees. Contributions to the plan are based on management's discretion. Annual contributions are determined using a percentage of the participating employees' salaries. For 2004, the Company did not make any contributions to this plan.

NOTE 10--USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOTE 11--SUBORDINATED BORROWINGS

In October, 2002, the Company borrowed $1,000,000 under a Qualified Subordinated Loan Agreement. The terms of the agreement require monthly payments of interest only at an interest rate of prime plus 1%. In January 2004, this loan was replaced with a similar loan under the same general terms and conditions. The entire principal amount of the loan is due and payable on December 22, 2005.

The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 12--LIABILITY UNDER SELF-INSURED GROUP MEDICAL INSURANCE PLAN

Effective November, 2003, the Company sponsored a self-insured group medical insurance plan. The plan is designed to provide a specified level of coverage, with stop-loss coverage provided by a commercial insurer. The Company's maximum claim exposure is limited to $50,000 per person per policy year with a maximum claim exposure of approximately $300,000 for the entire group. At December 31, 2004, the Company was overexposed and, accordingly, was due approximately $65,000 from the insurer.

NOTE 13--FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOTE 13--FINANCIAL INSTRUMENTS (CONT'D)

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of option contracts are recorded in marketable securities owned or marketable securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

VANDHAM SECURITIES CORP.

SUPPLEMENTAL DATA

VANDHAM SECURITIES CORP.

**COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2004

Total stockholders' equity		$ 927,810
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		1,000,000
Other allowable credits		-
Total capital and allowable subordinated liabilities		1,927,810
Deductions and/or charges:		
Total nonallowable assets	201,600	
Other deductions or charges	-	
Other additions or credits	-	(201,600)
Net capital before haircuts on security positions		1,726,210
Haircuts on trading and investment securities		(69,593)
Undue concentration on trading and investment securities		-
Net capital		1,656,617
Computation of net capital requirement:		
Minimum net capital required		878,500
EXCESS NET CAPITAL		$ 778,117

Reconciliation (pursuant to Paragraph (d)(4)
of Rule 17a-5) with the Company's
computation (included in Part IIA of
Form X-17A-5 as of December 31, 2004):

Net capital, as reported in Part II of the Company's FOCUS Report	$ 1,658,484
Difference due to adjustments to net income and certain reclassifications	(1,867)
NET CAPITAL PER ABOVE	$ 1,656,617

VANDHAM SECURITIES CORP.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR A BROKER-DEALER UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2004

CREDIT BALANCES	
Commission Recapture	$38,229
Total credit items	38,229
DEBIT BALANCES	-
Total debit items	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$38,229
	======
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$53,191
	======

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

*All customer transactions are cleared through National Financial
Services, LLC, on a fully disclosed basis, which files financial
statements with the Securities and Exchange Commission pursuant to
Rule 17a-5.*

VANDHAM SECURITIES CORP.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholder of
Vandham Securities Corp.

In planning and performing our audit of the financial statements
of Vandham Securities Corp. for the year ended December 31,
2004, we considered its internal control, including control
activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on
the financial statements and not to provide assurance on the
internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange
Commission (SEC), we have made a study of the practices and
procedures followed by the Company including tests of such
practices and procedures that we considered relevant to the
objectives stated in Rule 17a-5(g) in making the periodic
computations of aggregate indebtedness (or aggregate debits)
and net capital under Rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of Rule 15c3-3.
Because the Company does not carry securities accounts for
customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,
    verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment
    for securities under Section 8 of Federal Reserve
    Regulation T of the Board of Governors of the Federal
    Reserve System.

The management of the Corporation is responsible for establishing
and maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this under-standing and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

MYER, GREENE & DEGGE

Dated at New York: January 24, 2005